CEL-SCI CORPORATION
                             8229 Boone Blvd., #802
                                Vienna, VA 22182
                                 (703) 506-9460


                                  July 5, 2018


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   CEL-SCI Corporation
            Form S-1
            SEC File No. 333-225843


      CEL-SCI Corporation (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to July 9, 2018, at 11:00 a.m. Eastern time, or as soon as practicable thereafter.

      The Company understands that:

          o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

          o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

          o the Company may not assert this action as defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very Truly Yours,

                                       CEL-SCI CORPORATION

                                       /s/ Patricia B. Prichep

                                       Patricia B. Prichep
                                       Senior Vice President of Operations








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